

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 11, 2009

Via Mail and Fax

Jing Xie, Chief Financial Officer
Universal Travel Group
2008 Shennan Road
Hualian Center, Room 301-309
Shenzhen, The People's Republic of China

RE: Universal Travel Group
File Number: 000-51516
Form 10-K for the Year Ended December 31, 2008
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009

Dear Mr. Xie:

We have reviewed your correspondence dated July 21, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Critical Accounting Policies and Estimates

1. Refer to your response to prior comment number 13. We did not identify the disclosure in regard to significant assumptions, judgments and estimates associated with your sources of revenue in Schedule 9 as indicated in the response. Please advise.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities</u>
<u>Warrants</u>

2. Refer to your response to prior comment number 14. It does not appear from
    disclosure in the Form 10-Q for the period ended March 31, 2009 that adoption of
    EITF 07-5 that was effective for you on January 1, 2009 in regard to the affected
    warrants was reflected in the financial statements as of and for the period ended
    March 31, 2009. In particular, we did not (i) identify disclosure of the effect of the
    adoption in accordance with paragraphs 17 and 18 of SFAS 154 as specified by the
    EITF, (ii) note separate presentation of the cumulative effect of the change in
    accounting principle represented by the adoption of the EITF to the opening balance
    of retained earnings for 2009 pursuant to paragraph 21 of the EITF, (iii) note
    presentation of a long term liability associated with the warrants as indicated in the
    response and (iv) any impact to your results of operations for changes in the
    associated liability. In regard to point (ii), the cumulative effect adjustment is the
    difference between amounts recognized in the statement of financial position before
    initial application of this Issue and amounts recognized in the statement of financial
    position at initial application of this Issue. In connection with this, we note disclosure
    in the Form 10-K that you had previously attributed $45,887 to the affected warrants
    as additional paid in capital. Please explain to us in detail your reporting and
    presentation of the adoption of EITF 07-5 effective January 1, 2009, in particular, in
    regard to the effect on the Form 10-Q for the period ended March 31, 2009. Provide
    us with the journal entries recorded in regard to the adoption and subsequent
    accounting for the change in the associated liability.

<u>Notes to the Consolidated Financial Statements, Page F-6</u>

3. Refer to your response to prior comment number 16. We did not identify the amended
    disclosure referred to in the response. Please provide us with a copy of your intended
    revised disclosure responsive to paragraphs 40.a and c of SFAS 128. In particular,
    your disclosure should (1) reconcile the diluted average number of shares outstanding
    for 2008 and 2007 consistent with amounts presented in the statements of income and
    (2) clarify the effect of warrants on the average number of shares outstanding. If
    warrants are considered to be anti-dilutive, as indicated at December 31, 2008 and
    2007 in the "Net Income Per Share" section of Schedule 15 to the response, please
    explain why.

<u>Note 2- Summary of Significant Accounting Policies, page F-6</u>
<u>Revenue Recognition, page F-9</u>

4. Refer to your response to prior comment number 20. Please clarify for us and in your
    disclosure the amounts that are paid by the company in regard to air tickets from
    which are deducted air ticketing commissions earned on canceled tickets, as indicated
    in your response. To aid in our understanding of your accounting for the effect of

cancellations and refunds on air ticketing commission revenue reported, provide us with an example of the journal entries you record when payments for cash settlements of cancellations and refunds occur. Further, explain to us why your accounting for cancellations and refunds on a cash basis rather than on accrual of a provision based on your historical experience with such reports the appropriate amount of revenue earned in a period. In connection with this, tell us the amount of commissions that have been forfeited in each of the last two fiscal years and latest year to date in the current fiscal year due to cancellations and refunds of air tickets.

5. Refer to your response to prior comment number 21. Please clarify what you consider to be the "gross revenue" that is recognized in regard to packaged tours. Also, please provide us with a thorough analysis of why your reporting of revenues for packaged tours on a gross basis is appropriate pursuant to EITF 99-19. We note your disclosure that you do not have inventory risk in regard to packaged tours because you only purchase the various components comprising a packaged tour when an order or request for such a tour is made and paid for by a customer. In this regard, we note that such risk is a strong indicator of gross reporting under the EITF. Your analysis should address how each of the indicators specified in the EITF relate to your circumstances in support of your accounting treatment. In particular, explain the basis for your conclusion in regard to the party that is the primary obligor in your circumstances. Further, Example 13 of the EITF in which a net reporting conclusion was reached appears to be similar to your circumstances. Please compare or contrast your circumstances with those in the example in support of the conclusion for your accounting treatment.

Goodwill, page F-8

6. Refer to your response to prior comment number 24. We did not identify the amended disclosure referred to in the response. Please provide us with a copy of your intended revised disclosure responsive to paragraph 45.c and the last paragraph of paragraph 45 of SFAS 142. The disclosure should be in the form of a roll forward schedule that reconciles the beginning and ending balances of goodwill assigned to each segment for each year presented.

Note 3— Trade Deposits and Advances, Page F-11

7. It appears that some kiosks were in operation in 2008 based on your disclosure in the "gross profit" section of the 3 months ended 2008 compared to 2007 within Schedule 3 referring to the rollout of Tripeasy kiosks. Please represent to us whether amortization commenced in 2008 for a proportionate amount of the deposit and design fee associated with the kiosks indicated in the table contained in your response to prior comment number 25. Tell us the gross amount of deposits for which amortization commenced, when amortization commenced and the amount of amortization recorded in 2008.

Schedule 1.1

8. Please explain to us and disclose your accounting for commissions earned under the "ratchet system" in regard to hotel reservations. In particular, explain the timing of when volume adjustments are recognized and the basis for amounts recognized.

9. In the paragraph in which you discuss the "guaranteed allotment" and "on-request" agency models under the "Hotel Reservations" section, please clarify for us and in your disclosure the relationship between prices you charge to customers and prices offered to you by hotel suppliers. You have stated that you act as an agent in hotel transactions, so it is not clear if the prices you charge to customers are independently determined by you or the same as those offered by hotel suppliers that you pass through and make available to your customers through your reservation system. If you are independently setting prices to customers different from those offered by the suppliers, please explain to us and disclose your accounting for these arrangements. Based on information you have previously provided to us, your accounting in regard to hotel reservations only addresses associated commissions that have been earned.

Schedule 1.2

10. Please consider including disclosure that consolidated costs are not allocated to any segment, as indicated in your response to prior comment number 3. In connection with this, describe for us and disclose what consolidated costs consist of and where such are reported in the statements of income. Consider a comparative table of such costs in MD&A for each year presented, accompanied by an analysis at the appropriate level of detail.

11. We note that cost of services for air ticketing, hotel reservations and packaged tours does not appear to include costs of labor and facilities (e.g., your call center), communications, systems and related technologies used in your operations (e.g., costs associated with your website and reservations system), and associated with payment processing (e.g., credit cards) that would appear to be direct costs incurred in generating revenue from your respective sources. Also, it appears to us that depreciation and amortization of costs associated with assets used to generate your sources of revenue are direct costs of service that do not appear to be included in your cost of services as well. Please explain to us why applicable costs identified above are not included in your cost of services.

12. In regard to packaged tours, please provide a complete description of all costs associated with the cost of providing this service, like transportation (e.g., air fare and car rentals) and tour operator fees (if applicable) so that investors have a full understanding of the associated costs.

13. Please disclose where the cost of leasing offices occupied by each subsidiary company is reported in the statements of income.

Schedule 3

14. Please include a comparative table that lists the types of SG&A costs you incur, accompanied by an analysis at the appropriate level of detail, so that investors may have a full understanding of associated costs and relative impact to your operations. Provide us with a copy of your intended revised disclosure.

15. We note the disclosure in the "Cost of Services" section of the 3 months ended 2008 compared to 2007 that you attribute costs of services for each segment by each subsidiary as each subsidiary is involved in a discrete segment of your overall business. To aid investors' initial comprehensive understanding of your operations, please consider including as part of the overview of your businesses indicated in schedule 1.1 disclosure that the operations of each segment are exclusive to the operations of the associated subsidiary company.

16. Your reference to "change in revenue mix" in regard to cost of services in the 3 months ended 2008 compared to 2007 is vague and uninformative. Please expound upon how the change in revenue mix in terms of the respective cost of services of your sources of revenue affected overall cost of services on a relative basis.

17. In the paragraph below the table quantifying the impact acquisitions have had on your revenue and expenses in 2007 and 2008, please expound upon why the acquired businesses have lower margins than the original business and the impact of this on your segment and consolidated results going forward.

18. The second paragraph below the table for the analysis of the annual cost of services indicates that business and revenue related taxes are associated with your hotel reservations business but there is no line item for these costs in the table for SLB. Please revise the table to show a separate line for each type of cost associated with each business as appropriate.

Schedule 15

19. Please include in the significant accounting policies note to the financial statements your accounting policy in regard to the cost of services associated with each source of revenue. Your disclosure should indicate the nature of the costs incurred and the timing of when the costs are recorded as expenses. Provide us with a copy of your intended disclosure.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief